IHOOKUP SOCIAL, INC.	125 East Campbell Ave. Campbell, CA 95008

Form RW WD

August 25, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: iHookup Social, Inc.

Request to Withdraw Registration Statement on Form S-1

SEC File No. 333-197675

Ladies and Gentlemen,

iHookup Social, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on August 22, 2014 on Form RW (accession number 0001471242-14-000330) (the “Form RW”) in respect of the above-referenced registration statement. The filing of the Form RW contained an error in the submission header line. The Company shall be filing a corrected Form RW shortly hereafter

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Matthew McMurdo, Esq. at (917) 318-2865.

Thank you for your assistance in this matter.

Sincerely,

iHookup Social, Inc.

/s/ Robert Rositano, Jr.

By: Robert Rositano, Jr.

Title: CEO